Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on December 29, 2025, at 3:00 p.m. Israel time.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting includes:

1.	To reappoint Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel) as the Company’s independent auditor for the year ending December 31, 2025, and until the next annual general meeting of the shareholders of the Company, and authorization of the Company’s board of directors (the “Board of Directors”) to determine their remuneration.

2.	To reappoint four members of the Company’s Board of Directors.

3.	To present the Company’s financial statements and annual report for the year ended December 31, 2024.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on November 24, 2025 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than December 29, 2025, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, Chief Financial Officer, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than December 29, 2025, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Haim Siboni
Chairman of the Board of Directors

November 21, 2025

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2025

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) for use at the Company’s annual general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on December 29, 2025, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding no less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1 and 2 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposal No. 3 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding: (i) at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, or (ii) at least five percent of the outstanding voting rights of the Company and wishing to submit a proposed director candidate to be considered for election at the Meeting or removal from office of a member of the Board of Directors, may do so by submitting such proposed item in writing to the Company’s offices at c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than November 28, 2025. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than December 5, 2025, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than December 19, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

TO REAPPOINT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors, has authorized and approved the reappointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2025, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the reappointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders. Deloitte Israel has served in this position since 2016.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 24, 2025.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2025, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

To reappoint FOUR members of the board of directors

It is proposed that the shareholders reappoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors), Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo as members of the Board of Directors to hold office until the close of the next annual general meeting. Mr. Aharoni is an independent director, as classified under the Companies Law and Nasdaq Stock Market rules. Ms. Raz-Avayo is an independent director, as classified under the Nasdaq Stock Market rules. Mr. Scherf is the husband of Ms. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the reappointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, please see Proposal no. 3 to the Proxy Statement filed with the SEC on July 19, 2024.

In addition, in their capacity as members of the Board of Directors, the reappointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association and the Company’s compensation policy.

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and as a member of the Board of Directors since January 2016. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), the Company’s significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Ehud Aharoni has served as a member of the Board of Directors and as an independent director since January 2016. Mr. Aharoni has also served on our Audit, Compensation and Financial Statements Review Committee since January 2016. Mr. Aharoni serves as the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004 he established the Eli Hurvitz Institute of Strategic Management at the School and served as its executive director between 2004-2018. Prior his role at Lahav, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

Mr. Moshe Scherf has served as a member of the Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Ms. Vered Raz-Avayo has served as a member of the Board of Directors and as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 14 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., a director at Nayax Ltd. (TASE:NYAX) and a director in Shikun & Binui Energy Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to reappoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to reappoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2024, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2024, filed on Form 20-F with the SEC on March 24, 2025, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1691221/000164117225000289/form20f.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/public/2025-02-019957/FRSX_20F_24032025_isa.pdf

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2024.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000), we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 21, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 21, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Haim Siboni, Chairman of the Board of Directors

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, Chief Executive Officer of Foresight Autonomous Holdings Ltd. (the “Company”), and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on December 29, 2025, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON DECEMBER 29, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2025, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To reappoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4.	To reappoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.